Mail Stop 4561

June 30, 2008

Philip J. Koen
Chief Executive Officer
SAVVIS, Inc.
1 SAVVIS Parkway
Town & Country, MO 63017

>   **Re: SAVVIS, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2007**
>   **Filed on February 26, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed on April 4, 2008**
>   **Form 10-Q for the quarterly period ended March 31, 2008**
>   **Filed on May 7, 2008**
>   **File no. 000-29375**

Dear Mr. Koen:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 1. Business, page 3

1.   You state in several sections of the document that you place a particular emphasis on the government sector. Please tell us why you have not provided a description of any portion of your business that may be subject to renegotiation of profits or

termination of contracts or subcontracts at the election of the government. See Item 101(c)(1)(ix) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

Business Trends and Outlook, page 19

2.   We note your references to gross margin and gross profit that exclude depreciation, amortization, and accretion, on pages 20, 22 and 24. Your presentation of gross margin and gross profit should include related depreciation, amortization, and accretion. Tell us the amount of depreciation, amortization, and accretion excluded from cost of revenue, and explain why you do not consider these items to be costs of revenue (i.e., gross profit).

3.   Your discussion should include disclosure of all currently known trends, events and uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations. You should also quantify the expected effects of any known, material trends on your future results to the extent possible. For example, we note from your disclosure on page 4 that you initiated a data center expansion strategy during 2007. Tell us what consideration you gave to disclosing the anticipated quantitative and qualitative impact this initiative will have on your business. In addition, tell us what consideration you gave to quantifying the impact that price changes and demand for your services has had and is expected to have on your business. Refer to Item 303(A)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 34-48960.

4.   We note the disclosure of average monthly data center revenue per billed square foot in your earnings release on Form 8-K filed February 4, 2008. Please tell us whether management considers this measure as key performance indicator of financial condition and/or operating performance that management relies upon when analyzing your financial results. If so, additional disclosure which quantifies and analyzes this indicator would provide an improved understanding of your financial results. Refer to Section III.B.1 of SEC Release 34-48960.

Results of Operations, page 22

5.   In your comparison of the results of operations between the periods, you sometimes refer to two or more sources as components that contributed to a material change. Tell us what consideration you gave to quantifying the amount of the changes that were due to each of the factors or events that you identify. For example, we note several factors identified without quantification in your

discussions of the changes in revenue and cost of revenue. Refer to Section III. D of SEC Release 34-26831.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 31

6.   You do not appear to fully address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective. This same misformulation appears in your Form 10-Q for the quarterly period ended March 31, 2008. The rule requires that the disclosure controls and procedures be "designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time frames specified in the Commission's rules and forms," and that they also be designed to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant annual and quarterly periods met all of the requirements of Rule 13a-15(e). Additionally, tell us how you intend to comply with this requirement in your future reports by including a complete statement in your controls and procedures section or, alternatively, by referring to the definition contained in Rule 13a-15(e).

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Recently Issued Accounting Standards, page 51

7.   You indicate that FASB Staff Position (FSP) APB 14-a would have a significant impact on your accounting for the Convertible Notes upon adoption. This FSP applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, *unless* the embedded conversion option is required to be separately accounted for as a derivative under SFAS 133. We note your disclosure on page 54 that the Convertible Notes contain an embedded derivative. Identify this embedded derivative that required bifurcation and separate accounting treatment.

Definitive Proxy Statement filed April 4, 2008

Compensation Committee Interlocks and Insider Participation, page 21

8.   Under this caption, you should identify each person who served as a member of your compensation committee. See Item 407(e)(4)(i) of Regulation S-K. Furthermore, Item 407(e)(4)(i)(C) of Regulation S-K specifically requires Item 404 disclosure regarding Mr. McInerney and Mr. Welsh to appear under this caption. Cross-referencing to another section of the document is not contemplated by Item 407(e)(4) and impacts the transparency of this disclosure. We would not object to a cross-reference in the related party disclosure to the present section.

Certain Relationships and Related Transactions, Page 34

9.   You provide a brief description of the procedures involved for the approval of related party transactions, but you do not provide a corresponding description of the relevant policies and other items required by Item 404(b)(1) of Regulation S-K. You should provide this disclosure in your proxy statement.

10.   You do not appear to have provided the disclosure required by Item 404(a)(5) of Regulation S-K with respect to the Series A Notes held by your affiliates. Please advise. In this regard, you should disclose why the prepayment described in your proxy statement was in the amount of $342.5 million, when the aggregate principal amount of Series A Notes at issuance appears to have been only $121.6 million.

Form 10-Q for the quarterly period ended March 31, 2008

Notes to Unaudited Condensed Consolidated Financial Statements

Note 12 – Income Taxes, page 16

11.   We note that beginning in 2008, income tax expense is calculated on a discrete quarterly basis since, although you anticipate a pretax loss in 2008, you expect income tax expense from certain jurisdictions. Cite the authoritative accounting literature that supports your accounting treatment for income taxes in interim periods. Tell us how you considered the guidance in paragraph 22 of FIN 18.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or David L. Orlic, Special Counsel, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief